

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2019

Alexander Arrow
Chief Financial Officer
Protagenic Therapeutics, Inc.\new
149 Fifth Avenue
New York, New York 10010

      Re: Protagenic Therapeutics, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2018
          Response dated November 25, 2019
          File No. 000-51353

Dear Mr. Arrow:

     We have reviewed your November 25, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 23, 2019 letter.

Correspondence filed November 25, 2019

Note 5 Derivative Liabilities, page F-14

1.   We read your response to comment 3. It appears your warrants meet the definition of a derivative; however, please provide us with your analysis of whether the warrants should be classified as a liability or equity. Refer to guidance in ASC 805-40-25.

You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services